UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

COLONY STARWOOD HOMES

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

19625X102

(CUSIP Number)

Thomas J. Barrack, Jr.

Colony NorthStar, Inc.

515 S. Flower Street, 44th Floor

Los Angeles, California 90071

(310) 282-8820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 11 Pages

CUSIP No. 19625X102	Page 2 of 11 Pages

1	Names of Reporting Persons THOMAS J. BARRACK, JR.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 3,897,220
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,897,220
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,897,220
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 3.5%
14	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 19625X102	Page 3 of 11 Pages

1	Names of Reporting Persons COLONY DISTRESSED CREDIT FUND II, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC; OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,471,096
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,471,096
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,471,096
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.3%
14	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 19625X102	Page 4 of 11 Pages

1	Names of Reporting Persons COLCO STRATEGIC PARTNERS, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,332,298
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,332,298
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,332,298
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.2%
14	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 19625X102	Page 5 of 11 Pages

1	Names of Reporting Persons COLONY CAPITAL CAH, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 26,543
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 26,543
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,543
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) Less than 0.1%
14	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 19625X102	Page 6 of 11 Pages

1	Names of Reporting Persons COLONY AH MEMBER, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,022,448
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,022,448
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,022,448
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.9%
14	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 19625X102	Page 7 of 11 Pages

1	Names of Reporting Persons CCCAH MANAGEMENT PARTNERS, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 44,835
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 44,835
11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,835
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) Less than 0.1%
14	Type of Reporting Person (See Instructions) OO; HC

This Amendment No. 2 (“Second Amendment”) supplements the information set forth in the Schedule 13D/A filed by Thomas J. Barrack, Jr., a U.S. citizen (“Mr. Barrack”), Colony American Homes Holdings I L.P., a Delaware limited partnership (“Holdings I”), Colony American Homes Holdings II, L.P., a Cayman Islands exempted limited partnership (“Holdings II”), Colony American Homes Holdings III, L.P., a Delaware limited partnership (“Holdings III”), Colony American Homes Holdings IV, L.P., a Cayman Islands exempted limited partnership (“Holdings IV”), Colony Distressed Credit Fund II, L.P., a Delaware limited partnership (“CDCF II”), Series X Holdco, LLC, a Delaware limited liability company (“Series X”), Manager Holdco, LLC, a Delaware limited liability company (“Manager Holdco,” which, together with Holdings I, Holdings II, Holdings III, Holdings IV, CDCF II, Series X and Mr. Barrack, constitute the “Original Reporting Persons”), ColCo Strategic Partners, L.P., a Cayman Islands exempted limited partnership (“ColCo”), Colony Capital CAH, L.P., a Delaware limited partnership (“ColCap CAH”), Colony AH Member, LLC, a Delaware limited liability company (“Col AH”) and CCCAH Management Partners, LLC, a Delaware limited liability company (“CCCAH” and together with ColCo, ColCap CAH and Col AH, the “New Reporting Persons” and each a “New Reporting Person”) with the United States Securities and Exchange Commission (“SEC”) on October 11, 2016 (as amended, the “Schedule 13D”) relating to the Common Shares, par value $0.01 per share (the “Shares”) of Colony Starwood Homes, a Maryland real estate investment trust (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 5 and 6 of this Second Amendment are incorporated herein by reference.

On March 1, 2017, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Colony Starwood Homes Partnership, L.P. (the “OP”), the underwriters party thereto (the “Underwriters”) and the selling shareholders party thereto, including the New Funds. Pursuant to the Underwriting Agreement, the Issuer agreed to sell 9,600,000 Shares and the selling shareholders party thereto agreed to sell 10,476,891 Shares in an underwritten offering, of which the New Funds agreed to sell 3,408,762 Shares in the aggregate (the “Offering”). The Shares were sold in the Offering at a public offering price of $32.50. All material contingencies set forth in the Underwriting Agreement were satisfied and the Offering closed on March 7, 2017. The number of Shares sold in the Offering by each of the New Funds was as follows:

New Fund	Number of Shares Sold in the Offering
CDCF II	1,286,578
ColCo	1,165,345
ColCap CAH	23,307
Col AH	894,227
CCCAH	39,305

In addition, the New Funds granted the Underwriters an option to purchase an additional 513,466 Shares in the aggregate (the “Option Shares”) at the same price as the sales made in the Offering. The option granted to the Underwriters was exercisable during the 30 days following March 1, 2017. The Underwriters exercised the option in full and on March 7, 2017, the Underwriters acquired the Option Shares. The number of Option Shares sold by each of the New Funds pursuant to the Underwriters’ exercise of the option was as follows:

New Fund	Number of Option Shares Sold
CDCF II	193,641
ColCo	175,572
ColCap CAH	3,614
Col AH	134,616
CCCAH	6,023

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference as Exhibit 4, and is incorporated herein by reference.

Pursuant to the terms of the Underwriting Agreement, the Issuer and its trustees and executive officers and the selling shareholders, including the New Funds agreed not to sell or transfer any Shares held by them for 60 days after March 1, 2017 without first obtaining the written consent of J.P. Morgan Securities LLC, subject to certain exceptions as described in the prospectus supplement dated March 1, 2017 filed by the Issuer with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating Item 5(a)-(c) as follows:

(a)-(b) Mr. Barrack may be deemed to be the beneficial owner of an aggregate amount of 3,897,220 Shares, which represent approximately 3.5% of the Issuer’s outstanding Shares. As the direct or indirect control person of the general partner or the managing member, as the case may be, of each of the New Funds, Mr. Barrack may be deemed to have sole power to vote and sole power to dispose of such Shares. Of this aggregate amount, CDCF II may be deemed to be the beneficial owner of 1,471,096 Shares, which represent approximately 1.3% of the Issuer’s outstanding Shares. ColCo may be deemed to be the beneficial owner of 1,332,298 Shares, which represent approximately 1.2% of the Issuer’s outstanding Shares. ColCap CAH may be deemed to be the beneficial owner of 26,543 Shares, which represent less than 0.1% of the Issuer’s outstanding Shares. Col AH may be deemed to be the beneficial owner of 1,022,448 Shares, which represent approximately 0.9% of the Issuer’s outstanding Shares. CCCAH may be deemed to be the beneficial owner of 44,835 Shares, which represent less than 0.1% of the Issuer’s outstanding Shares.

Calculations of the percentage of Shares beneficially owned assumes that there are a total of 113,078,115 Shares outstanding upon the completion of the Offering and the exercise of the Underwriters’ option described in Item 4, as reported in the Issuer’s prospectus supplement filed on March 3, 2017.

(c) Except as set forth on Exhibit 2 hereto and as described in Item 4 herein, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2 – Transactions in the Shares effected in the past 60 days

Exhibit 4 – Underwriting Agreement, dated March 1, 2017, by and among Colony Starwood Homes, Colony Starwood Homes Partnership, L.P., the underwriters party thereto and the selling shareholders party thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 7, 2017)

.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2017	THOMAS J. BARRACK, JR.

	By:	/s/ Thomas J. Barrack, Jr.

Date: March 7, 2017	COLONY DISTRESSED CREDIT FUND II, L.P., a Delaware limited partnership

By: Colony Capital Credit II, L.P., its general partner

By: ColonyGP Credit II, LLC, its general partner

	By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President

Date: March 7, 2017	COLCO STRATEGIC PARTNERS, L.P., a Cayman Islands exempted limited partnership

By: ColCoGP Strategic Partners, LLC, its general partner

	By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President

Date: March 7, 2017	COLONY CAPITAL CAH, L.P., a Delaware limited partnership

By: ColonyGP CAH, LLC, its general partner

	By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President

Date: March 7, 2017	COLONY AH MEMBER, LLC, a Delaware limited liability company

	By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President

Date: March 7, 2017	CCCAH MANAGEMENT PARTNERS, LLC, a Delaware limited liability company

By: Manager Holdco, its managing member

By: Colony AH Member, its managing member

	By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President